GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

03 OCT 23 AM 7:21

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/2596/03/LTR

03032856

17 October 2003

SUPPL

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 17 October 2003 (*Proposed Voluntary Delisting of Target Realty Limited*).

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh (without enclosures)

EL/kw

dlw 10/24

Confidentiality caution & disclaimer: This communication, together with any attachment, is intended only for the use of the individual or entity to which it is addressed, and may contain information that is privileged and confidential. If you are not the intended recipient, please be informed that any dissemination, distribution or copying of this communication or any attachment is strictly prohibited. If you have received this communication in error, please advise the sender by reply telephone/e-mail, so that we can arrange for its return at our expense or request for its destruction. Thank you for your co-operation.

MASNET No. 6 OF 17.10.2003
Announcement No. 6

CITY DEVELOPMENTS LIMITED

PROPOSED VOLUNTARY DELISTING OF TARGET REALTY LIMITED

Please find attached the joint announcement issued by City Developments Limited (the " Company") and its subsidiary, Target Realty Limited ("TRL"), in relation to the proposed delisting of TRL.

Joint Delisting Ann

Submitted by Enid Ling Peek Fong, Company Secretary on 17/10/2003 to the SGX

CITY DEVELOPMENTS LIMITED

TARGET REALTY LIMITED

JOINT ANNOUNCEMENT

PROPOSED VOLUNTARY DELISTING OF TARGET REALTY LIMITED

---

1. Introduction

City Developments Limited ("**CDL**") and Target Realty Limited ("**TRL**") jointly announce that CDL has presented to the directors of TRL ("**TRL Directors**") a formal proposal on 17 October 2003 ("**Proposal Date**") to seek the voluntary delisting of TRL from the Official List of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") pursuant to Rule 1306 of the SGX-ST Listing Manual ("**Listing Manual**") (the "**Delisting Proposal**").

Under the Delisting Proposal, CDL will make an offer to acquire all ordinary shares of $0.05 each in the capital of TRL ("**TRL Shares**") other than those already held by CDL, its related corporations or the respective nominees of CDL or its related corporations (the "**Offer Shares**") (the "**Exit Offer**") as at the date of the Exit Offer, on the following basis:-

For each Offer Share: $0.62 in cash ("**Exit Offer Price**")

The TRL Directors have reviewed the Delisting Proposal and have resolved today that an Extraordinary General Meeting ("**EGM**") of TRL will be convened in due course to seek the approval of TRL shareholders ("**TRL Shareholders**") for the Delisting Proposal and to apply to the SGX-ST for the voluntary delisting of TRL.

2. Listing Manual Provisions Pertaining to Voluntary Delisting

Under Rule 1306 of the Listing Manual, the SGX-ST may agree to an application by TRL to delist from the SGX-ST if:-

(a) TRL convenes a general meeting to obtain TRL Shareholders' approval for the delisting;

(b) the resolution to delist TRL ("**Delisting Resolution**") is approved by a majority of at least 75% in nominal value of TRL Shares held by TRL Shareholders present and voting, on a poll, either in person or by proxy at the meeting (the TRL Directors and the CDL Group (as defined below) need not abstain from voting on the Delisting Resolution); and

(c) the Delisting Resolution is not voted against by 10% or more in nominal value of TRL Shares held by TRL Shareholders present and voting, on a poll, either in person or by proxy at the meeting.

In addition, Rule 1307 of the Listing Manual requires that:-

(a) a reasonable exit alternative, which should normally be in cash, should be offered to TRL Shareholders; and

(b) TRL should normally appoint an independent financial adviser to advise on the Exit Offer.

3. Conditions

The delisting of TRL from the Official List of the SGX-ST and the Exit Offer will be conditional on the approval of TRL Shareholders at the EGM to be convened for TRL Shareholders to vote on the Delisting Resolution. If the Delisting Resolution is approved, and following the close of the Exit Offer, an application will be made to the SGX-ST to delist TRL from the Official List of the SGX-ST.

As at the date hereof, CDL and its subsidiaries ("**CDL Group**") own in aggregate 215,756,141 TRL Shares, representing approximately 95.102% of the issued share capital of TRL. In addition, as at 16 October 2003, pursuant to the exercise by Non-Assenting Shareholders (as described in paragraph 11 below) of their rights under Section 215(3) of the Companies Act, Chapter 50 of Singapore (the "**Act**"), CDL is bound to acquire an aggregate of 1,150,069 TRL Shares representing 0.507% of TRL's issued share capital. Save as disclosed and save for any additional TRL Shares to be acquired by CDL pursuant to the exercise by Non-Assenting Shareholders of their rights under Section 215(3) of the Act, neither CDL nor any party acting or presumed to be acting in concert with it owns, controls or has agreed to acquire any Offer Shares as at the date hereof.

Under Rule 1306 of the Listing Manual, all TRL Shareholders including the CDL Group are entitled to vote on the Delisting Resolution. CDL has confirmed to TRL that the CDL Group intends to vote its entire shareholding in TRL, currently 95.102%, in favour of the Delisting Resolution. That being the case, the Delisting Resolution is assured of being passed at the EGM.

The Exit Offer will not be conditional upon a minimum number of acceptances being received.

4. Consideration for the Offer Shares

Under the Exit Offer, the consideration for each Offer Share will be a sum of $0.62 in cash.

Shareholders may accept the Exit Offer in full or in part. Each Shareholder who accepts the Exit Offer will receive $0.62 for every Offer Share accepted under the Exit Offer.

As the Delisting Proposal is being made within six months of the close of the mandatory unconditional offer made by CDL for TRL (the "**Offer**"), which Offer closed on 11 September 2003, CDL is not permitted, under Rule 33.2 of the Singapore Code on Take-overs and Mergers, to offer terms better than those made available under the Offer without the consent of the Securities Industry Council ("**SIC**"). Given that no consent to offer better terms has been sought from SIC, the Exit Offer Price cannot be revised.

The Offer Shares will be acquired fully paid and free from all charges, liens, pledges and other encumbrances, and together with all rights, benefits and entitlements attached thereto as at the date of this announcement and thereafter attaching thereto, including the right to receive all dividends, rights and other distributions, if any, declared, paid or made thereon, on or after the date of this announcement.

Based on information available to CDL as at the Proposal Date, the Exit Offer Price represents the highest price paid by CDL and parties acting or presumed to be acting in concert with it, for the TRL Shares during the three months preceding the Proposal Date.

5. **Rationale for Delisting**

CDL has made the Delisting Proposal to TRL, and the TRL Directors have resolved to table the Delisting Proposal before TRL Shareholders, for the following reasons:-

(a) No Need for Access to Capital Markets

TRL has not needed to tap the capital markets to raise funds since the commencement of its new business activities consequent to the merger of TRL's finance business undertaking with that of Singapore Finance Limited (now known as Hong Leong Finance Limited) in September 2001.

As TRL's new immediate controlling shareholder, CDL is of the view that TRL is unlikely to require any further access to the capital markets in the foreseeable future to finance its operations. Any capital raising requirements of TRL could be funded by CDL, a company listed on the SGX-ST with a market capitalisation of approximately $5,166.8 million as at 16 October 2003.

(b) Trading of TRL Shares Already Suspended by SGX-ST

TRL Shares have not been traded on the SGX-ST since the trading of TRL Shares was suspended on 10 September 2003 ("**Suspension Date**") (the "**Suspension**"). The Suspension will remain in effect until the SGX-ST is satisfied that at least 10% of TRL Shares are held by at least 500 shareholders who are members of the public. Given that CDL, which presently controls in aggregate 95.102% of TRL's issued share capital and is bound to acquire another 0.507% of TRL's issued share capital from Non-Assenting Shareholders as at 16 October 2003, has reiterated at the close of the Offer as well as in the Delisting Proposal that it has no intention to undertake any action for the Suspension to be lifted, it is unlikely that TRL Shares will be traded on the SGX-ST again. As such, TRL's listing on the SGX-ST no longer facilitates trading of TRL Shares.

The Delisting Proposal together with the Exit Offer provides TRL Shareholders with a convenient opportunity to realise their investments in TRL for cash at the Exit Offer Price, before TRL is delisted from the SGX-ST.

(c) Significant Premium over Past Trading Prices

TRL Shares have not been traded on the SGX-ST since the Suspension Date. The Exit Offer Price represents the following premium over / discount to the historical market price of TRL Shares:-

	TRL Share price	*Exit Offer Price*	*Premium/ (Discount) of the Exit Offer Price over/(to) the TRL Share price*	
Up to Transfer Announcement Date* (25 June 2003)				
Volume-weighted average closing price for the three months up to and including the Transfer Announcement Date	$0.413	$0.620	$0.207	50.1%
Volume-weighted average closing price for the 10 market days up to and including the Transfer Announcement Date	$0.451	$0.620	$0.169	37.5%

	TRL Share price	Exit Offer Price	Premium/ (Discount) of the Exit Offer Price over/(to) the TRL Share price	
Closing price on the Transfer Announcement Date	$0.480	$0.620	$0.140	29.2%
Up to the Suspension Date (10 September 2003)				
Volume-weighted average closing price for the five market days preceding the Suspension Date	$0.681	$0.620	$(0.061)	(9.0)%
Closing price on the market day immediately preceding the Suspension Date	$0.660	$0.620	$(0.040)	(6.1)%

** On 25 June 2003 (the "Transfer Announcement Date"), CDL announced that it had entered into a share transfer agreement with Hong Leong Investment Holdings Pte. Ltd. and certain of its subsidiaries (collectively, the "Transferors") pursuant to which TRL Shares representing 53.075% of TRL's issued share capital, would be transferred from the Transferors to certain subsidiaries of CDL.*

The Delisting Proposal together with the Exit Offer therefore provides TRL Shareholders an opportunity to realise the value of their investments in TRL for cash at the Exit Offer Price, which represents a premium over the trading prices of TRL Shares on the SGX-ST up to the Transfer Announcement Date.

6. CDL's Intentions Regarding TRL

In the offer document dated 29 July 2003 issued by DBS Bank Ltd ("**DBS Bank**"), for and on behalf of CDL, in connection with the Offer, CDL stated that after the close of the Offer, CDL plans to undertake a review of the property assets, business and financial position of TRL and its subsidiaries ("**TRL Group**") with a view to enhancing the value for the CDL Group (including the TRL Group), by, *inter alia*, the following means:-

- integrating the management of the TRL Group's properties with the CDL Group's larger portfolio of properties, in order to enhance operational efficiency. In this respect, the staffing levels of the TRL Group may be adjusted following such integration;
- identifying the TRL Group's properties that are suitable for redevelopment, and making preparations for their redevelopment at the appropriate stage of the property market cycle; and
- considering the disposal of those properties that are not feasible for redevelopment.

The aforesaid review is now in progress. The management of the TRL Group's properties is being integrated with the CDL Group's larger property portfolio, the TRL Group's accounting system is being integrated with that of CDL, and the TRL Group's property leasing team has been consolidated with that of the CDL Group. The process of identifying which properties of the TRL Group are suitable for redevelopment and which are slated for disposal is also underway but will take more time to complete.

Depending on the outcome of this review, CDL may propose that TRL optimises its capital structure, including adjusting its gearing level by, *inter alia*, declaring a dividend to TRL Shareholders after TRL has been delisted from the SGX-ST. However, there has been no

firm decision on the capital structure of TRL Group as at the Proposal Date, and any decision to pay an interim dividend for the financial year ending 31 December 2003 will be subject to the recommendation of the TRL Directors.

CDL **does not intend** to exercise its right under Section 215(1) of the Act to compulsorily acquire those Offer Shares not acquired by CDL pursuant to the Exit Offer in the event that it receives valid acceptances pursuant to the Exit Offer in respect of not less than 90% of the Offer Shares.

7. Directors' and Substantial Shareholders' Interests

Based on the information in the Registers of Directors' Shareholdings kept by TRL and CDL, none of the TRL Directors and directors of CDL ("**CDL Directors**") has any direct or deemed interests in TRL Shares as at 16 October 2003.

The table below sets out, *inter alia*, the interests of the substantial shareholders of TRL in TRL Shares as at the date of this announcement, based on the information in the Register of Substantial Shareholders of TRL and information available to TRL.

	---------- Number of TRL Shares -----------			% of issued share capital
	Direct interest	Deemed interest	Total interest	
CDL [1]	9,093,867	207,812,343	216,906,210	95.608%
City Developments Realty Limited ("**CDRL**") [2]	309,463	-	309,463	0.136%
Aston Properties Pte Ltd ("**APPL**")	11,996,282	-	11,996,282	5.288%
Golden Rajah Restaurant (Private) Limited ("**GRR**") [2]	4,815,272	-	4,815,272	2.122%
City Sovereign Pte. Ltd. ("**CSPL**") [2]	685,502	-	685,502	0.302%
Faber-Rhine Properties Pte Ltd ("**FRP**")	41,130,110	-	41,130,110	18.129%
Sunshine Plaza Pte Ltd ("**SPPL**")	47,471,002	-	47,471,002	20.924%
Bloomsville Investments Pte Ltd ("**BIPL**")	44,043,493	-	44,043,493	19.414%
Trans Oil Pte Ltd ("**TOPL**") [2]	8,568,773	-	8,568,773	3.777%
Guilin Park Properties Pte Ltd ("**GPPL**")	47,642,377	-	47,642,377	21.000%
Singapura Developments (Private) Limited ("**SDPL**") [3]	-	57,427,538	57,427,538	25.313%
Hong Leong Investment Holdings Pte. Ltd. ("**HLIH**") [4]	-	216,906,210	216,906,210	95.608%
Kwek Holdings Pte Ltd ("**KH**") [5]	-	216,906,210	216,906,210	95.608%
Davos Investment Holdings Private Limited ("**Davos**") [6]	-	216,906,210	216,906,210	95.608%

Notes:-

(1) CDL is deemed to be interested in the 206,662,274 TRL Shares held by CDRL, APPL, GRR, CSPL. FRP. SPPL. BIPL. TOPL and GPPL, all wholly-owned subsidiaries of CDL.

CDL is also deemed to be interested in 1,150,069 Shares tendered by Non-Assenting Shareholders pursuant to the exercise of their rights under Section 215(3) of the Act as described in paragraph 11 below.

(2) CDRL. GRR. CSPL and TOPL are not substantial shareholders of TRL, but have been included in the table above for completeness.

(3) SDPL is deemed to be interested in the 57,427,538 TRL Shares held by GRR, BIPL and TOPL, all wholly-owned subsidiaries of SDPL.

(4) HLIH is deemed under Section 7 of the Act to have an interest in the 216,906,210 TRL Shares in which CDL has an interest, by reason of HLIH being entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares in CDL.

(5) KH is deemed under Section 7 of the Act to have an interest in the 216,906,210 TRL Shares in which HLIH has an interest, by reason of KH being entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares in HLIH.

(6) Davos is deemed under Section 7 of the Act to have an interest in the 216,906,210 TRL Shares in which HLIH has an interest, by reason of Davos being entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares in HLIH.

8. Financial Adviser

CDL and TRL have jointly appointed DBS Bank to advise on the implementation of the Delisting Proposal.

DBS Bank confirms that sufficient financial resources are available to CDL to satisfy in full all acceptances of the Exit Offer by TRL Shareholders.

9. Exemption relating to TRL Directors' Recommendation

The TRL Directors wish to inform TRL Shareholders that, based on the information given and representations made to the SIC in respect of each TRL Director, and specifically in relation to their directorships held in other subsidiaries of HLIH, the immediate and ultimate holding company of CDL, SIC has ruled on 14 October 2003 that all TRL Directors are exempted from the requirement to make a recommendation on the Exit Offer to TRL Shareholders as they face irreconcilable conflicts of interest. Nevertheless, TRL Directors will still accept responsibility for the accuracy of facts stated or opinions expressed in documents and advertisements issued by, or on behalf of, TRL in connection with the Exit Offer.

As there is no TRL Director to assume the responsibility of making a recommendation on the Exit Offer to TRL Shareholders, SIC has further ruled that such responsibility should rest with the independent financial adviser appointed by TRL Directors to advise TRL Shareholders on the Exit Offer.

10. Independent Financial Adviser

TRL has appointed G. K. Goh Stockbrokers Pte Ltd ("**GK Goh**") as the independent financial adviser to TRL Shareholders to advise on the Exit Offer. GK Goh will issue its formal opinion in the Circular (as defined below).

11. **Other Information**

A circular to be issued by TRL ("**Circular**") will be despatched to TRL Shareholders in due course. The Circular shall include, among other things, further information regarding the Delisting Proposal, the terms and conditions of the Exit Offer, the recommendations of GK Goh regarding the Exit Offer, and a notice of the EGM.

As at the date hereof, the CDL Group has not received any irrevocable undertaking from any TRL Shareholder to accept or reject the Exit Offer.

On 22 September 2003, CDL announced that it had given notice in the prescribed form pursuant to Section 215(3) of the Act, together with a cover letter, to TRL Shareholders who had not accepted the Offer (the "**Non-Assenting Shareholders**") in relation to rights of Non-Assenting Shareholders under Section 215(3) of the Act to require CDL to acquire their TRL Shares. As stated in the announcement, where the Non-Assenting Shareholders give notice with respect to any of their TRL Shares by 23 December 2003, CDL shall be bound to acquire those TRL Shares held by the Non-Assenting Shareholders on the terms on which the Offer was made, in particular, for a consideration of $0.62 in cash for each TRL Share or 0.13 new CDL share for each TRL Share, but not a combination thereof. Shareholders who wish to exercise their rights under Section 215(3) of the Act are advised to seek their own independent advice. Shareholders should note that GK Goh's appointment does not extend to advising in relation to the rights of Non-Assenting Shareholders under Section 215(3) of the Act.

12. **Responsibility Statement**

The CDL Directors (including those who may have delegated supervision of this announcement) have taken all reasonable care to ensure that the facts stated and the opinions expressed in this announcement which relate solely to the CDL Group (excluding the TRL Group save where they are made by or are attributable to CDL) are fair and accurate and that no material facts in relation thereto have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

The TRL Directors (including those who may have delegated supervision of this announcement) have taken all reasonable care to ensure that the facts stated and the opinions expressed in this announcement which relate solely to the TRL Group are fair and accurate and that no material facts which relate solely to the TRL Group have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or publicly available sources, the sole responsibility of the TRL Directors and CDL Directors has been to ensure through reasonable enquiries that such information has been accurately extracted and reflected in this announcement.

Issued Jointly by the Boards of

CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary
City Developments Limited

TARGET REALTY LIMITED

Yeo Swee Gim, Joanne
Company Secretary
Target Realty Limited

17 October 2003